SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number V-1799

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

And Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2004, and 2003,

with Report of Independent Registered Public Accounting Firm

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2004, and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrator

MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan (the Plan), as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst and Young LLP

June 6, 2005

Richmond, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2004	2003
Assets
Cash	$4,643,550	$4,991,302
Investments	252,407,723	234,557,823

Total Assets	257,051,273	239,549,125

Net assets available for plan benefits	$257,051,273	$239,549,125

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2004	2003
Additions:
Investment income:
Interest & dividends	$3,964,343	$3,583,272
Net realized and unrealized appreciation in fair value of investments	7,750,594	28,891,548

	11,714,937	32,474,820

Contributions:
Employer	7,884,543	7,491,790
Participants	14,137,913	13,150,122
Rollovers	842,696	663,036

	22,865,152	21,304,948

Total Additions	34,580,089	53,779,768

Deductions:
Distributions to withdrawing participants	(17,077,941)	(12,768,618)

Net increase in net assets available for plan benefits	17,502,148	41,011,150
Net assets available for plan benefits at beginning of year	239,549,125	198,537,975

Net assets available for plan benefits at end of year	$257,051,273	$239,549,125

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. General

Fidelity Management Trust Company (Fidelity) is the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options include twelve Fidelity funds, a Dreyfus Corporation fund, and the Media General Stock Fund.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

All investments, other than loans to participants, are carried at market value. Loans to participants are carried at the original amount of the loan less repayments received which approximates market value. Investments in securities traded on national securities exchanges are valued at the last reported sales price or at the last reported bid quotation if not traded on that day. Investments in commingled equity and balanced funds are valued at their redemption value. Dividends are recorded on the ex-dividend date and interest is accrued as earned

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3. Contributions

Effective April 1, 2004, the Plan’s allowable pretax contributions by means of regular payroll deductions increased from 20% to 30% of a participant’s total compensation subject to limitations prescribed by the Internal Revenue Code. After-tax contributions are not allowed. The Company matches 100% of contributions up to 4% of a participant’s total pay. Participants may rollover account balances from a prior employer’s qualified retirement plan or “conduit” IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the fourteen fund investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock, subject to transfer provisions discussed in the following paragraph. The Plan also includes, among other things, a loan feature (see Note 7). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant’s balance in other funds into a loan account for disbursement as a loan to the participant. Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant’s account balance.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

3. Contributions (continued)

Participants may change their investment elections directly with Fidelity at any time. Participants over age 55 may also transfer 100% of the market value of their account among all fund options. Participants under age 55 may transfer 100% of the market value of their account among all fund options, except from the Media General Common Stock Fund, at any time. These participant transfers from the Media General Common Stock Fund are limited to 25% of the participant’s fund balance once a quarter to any of the other funds.

4. Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following their meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants receive the total value of their account either directly or by rollover to another qualified account. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company pretax matching contributions.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. The value of the participants’ accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions both before and after the noted Plan changes.

5. Income Taxes

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as “cash or deferred” contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

6. Investments

Investments representing five percent or more of the Plan’s net assets at December 31, 2004 and 2003 consisted of the following:

	2004		2003
Name and Title	Cost	Market Value	Cost	Market Value
Media General, Inc. Common Stock Fund	$65,866,449	$113,138,526	$62,338,660	$115,651,826
Fidelity Managed Income Portfolio Fund	21,217,483	21,217,483	19,958,751	19,958,751
Fidelity Fund	33,640,806	33,193,084	34,738,733	32,135,202
Fidelity Freedom 2010	14,261,625	14,967,138	13,324,568	13,457,171
Fidelity Growth Company	13,107,241	15,379,219	10,915,377	11,779,337

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

6. Investments (continued)

The Plan’s investments appreciated (depreciated) in fair value during 2004 and 2003 as follows:

Name and Title	2004	2003
Media General, Inc. Common Stock Fund	$(126,456)	$9,739,954
Fidelity Fund	2,012,031	6,797,753
Fidelity Growth Company	1,572,846	3,023,693
Fidelity OTC Portfolio	311,769	1,033,197
Fidelity Diversified International	925,071	924,341
Fidelity Freedom Income	52,491	94,754
Fidelity Freedom 2000	28,987	62,136
Fidelity Freedom 2010	632,887	1,547,701
Fidelity Freedom 2020	629,595	1,172,821
Fidelity Freedom 2030	571,837	1,040,879
Fidelity Freedom 2040	207,078	391,471
Fidelity International Bond	(16,872)	(5,766)
Dreyfus Small Company Value	949,330	3,068,614

	$7,750,594	$28,891,548

7. Loans to Participants

The Plan has a loan feature available to all Plan participants. Loans are made from the participant’s account, reducing the investment balance and creating a receivable in the Loan Fund. Loans are secured by the participant’s vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant’s investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant’s account value or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans are limited to one loan per participant per twelve-month period with a maximum of two loans outstanding at any one time. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant’s primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

8. Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for the years ended December 31, 2004 and 2003 were approximately $243,000 and $266,000, respectively.

Supplemental Schedule

Schedule A

MG Advantage 401(k) Plan

EIN: 54-0850433    Plan: 001

Schedule H, Line 4 (i)

Schedule of Assets (Held at End of Year) **

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity date, rate of interest, par or maturity value	Current or Market Value
Interest-bearing Cash	$4,643,550 units	$4,643,550
Fidelity* Managed Income Portfolio	21,217,483 shares	21,217,483
Fidelity* Fund	1,110,880 shares	33,193,084
Fidelity* Growth Company	274,286 shares	15,379,219
Fidelity* International Bond	98,628 shares	1,037,567
Fidelity* OTC Portfolio	141,348 shares	4,903,373
Fidelity* Diversified International	233,006 shares	6,673,277
Fidelity* Freedom Income	299,255 shares	3,372,717
Fidelity* Freedom 2000	107,231 shares	1,295,347
Fidelity* Freedom 2010	1,098,909 shares	14,967,138
Fidelity* Freedom 2020	708,372 shares	9,888,874
Fidelity* Freedom 2030	536,911 shares	7,559,711
Fidelity* Freedom 2040	311,852 shares	2,579,020
Dreyfus Small Company Value	341,055 shares	8,765,112
Media General, Inc.* Common Stock Fund	1,745,555 shares	113,138,526
Loans to participants*	4% - 10%	8,437,275

Total		$257,051,273

*	Party in interest to the Plan
**	Historical cost is not required as all investments are participant directed.

EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated June 20, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIA GENERAL, INC.
(Registrant)

By:	/s/ J. Stewart Bryan III
J. Stewart Bryan III
Chairman and Chief Executive Officer

By:	/s/ Marshall N. Morton
Marshall N. Morton
Vice Chairman, Chief Financial Officer and Director

Date: June 22, 2005